# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Evolv Technologies Holdings, Inc., CIK 0001805385
CUSIP: 30049H102
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 500 TOTTEN POND ROAD, 4TH FLOOR, WALTHAM, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 01/23/2025
Filed by CIK 0002043279
Persons authorized to receive notices and communications: Rajiv P. Shah, c/o Stoic Point Capital Management LLC, 155 Forest Avenue, Palo Alto, California (CA), 94301, 650-503-9750; Daniel N. Webb, Esq., Simpson Thacher & Bartlett LLP, 2475 Hanover Street, Palo Alto, California (CA), 94304, 650-251-5095

## Reporting persons
- Stoic Point Capital Management LLC (CIK 0002043279): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,798,501; sole dispositive power 0; shared dispositive power 8,208,515; aggregate amount beneficially owned 8,208,515 (5.2% of the class)
- Rajiv P. Shah: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,798,501; sole dispositive power 0; shared dispositive power 8,208,515; aggregate amount beneficially owned 8,208,515 (5.2% of the class)
- Cullen J. Rose: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,798,501; sole dispositive power 0; shared dispositive power 8,208,515; aggregate amount beneficially owned 8,208,515 (5.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Evolv Technologies Holdings, Inc.
Address of issuer's principal executive offices: 500 TOTTEN POND ROAD, 4TH FLOOR, WALTHAM, Massachusetts (MA), 02451
Comment: This Schedule 13D is being filed by the Reporting Persons (as defined below) with respect to the shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock") of Evolve Technologies Holdings, Inc. (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"):
1. Stoic Point Capital Management LLC, a Delaware limited liability company ("SPCM"),
2. Rajiv P. Shah, a United States citizen, and
3. Cullen J. Rose, a United States citizen.

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit 1.
Residence or business address: The principal business of SPCM is providing investment advisory services to private funds ("Funds") and other institutional investors, including through separately managed accounts ("SMAs"). SPCM clients generally pay an asset-based management fee and a performance fee, some of which may be based on the net profits, if any, relating to Issuer securities. Messrs. Shah and Rose are the managing members of SPCM.
Present principal occupation or employment: The principal business address of each of the Reporting Persons is 155 Forest Avenue, Palo Alto, CA 94301.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons acquired beneficial ownership of the securities reported herein at a cost of approximately $26,636,243. The source of funds used to acquire such position was from working capital of private funds and SMAs they manage.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to various factors, including but not limited to the Issuer's financial position and strategic direction, price levels of the Class A Common Stock, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons' ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. The Reporting Persons may, from time to time, acquire, or cause affiliates to acquire, additional shares of Class A Common Stock or other securities of the Issuer (including any combination or derivative thereof), dispose, or cause affiliates to dispose, of some or all of their Class A Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Class A Common Stock or other securities of the Issuer (or any combination or derivative thereof). In addition, the Reporting Persons have engaged and intend to continue to engage from time to time, in discussions with management or the board of directors of the Issuer (the "Board") about its business, operations, strategy, plans and prospects and governance matters or otherwise work with management and the Board with a view to maximizing stockholder value.
Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in Item 4 of this Schedule 13D, although, the Reporting Person, at any time and from time to time, may review, reconsider and change their position and/or purpose and/or develop such plans and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

As of the date hereof the Reporting Persons may be deemed to beneficially own an aggregate of 8,208,515 shares of the Issuer's Class A Common Stock, representing 5.2% of the outstanding shares of Class A Common Stock, based on 157,550,036 shares of Class A Common Stock of the Issuer outstanding as of August 7, 2024, as reflected in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024. The beneficial ownership reported herein consists of 3,798,501 shares (including 197,000 call options exercisable for shares of Class A common stock on a one-for-one basis) held by Funds and 4,410,014 shares held by SMAs they manage.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth on Schedule A attached hereto, none of the Reporting Persons has effected any transaction in Class A Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons or the private funds and/or SMAs they manage, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 2 and 5 of the Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description
A-1 Schedule A
1 Joint Filing Agreement

## Signatures
- Stoic Point Capital Management LLC: /s/ Rajiv P. Shah, Rajiv P. Shah, Managing Member (01/30/2025)
- Rajiv P. Shah: /s/ Rajiv P. Shah, Rajiv P. Shah (01/30/2025)
- Cullen J. Rose: /s/ Cullen J. Rose, Cullen J. Rose (01/30/2025)